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By EDGAR and Fax
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions	July 1, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Acorn International, Inc.
Schedule TO-T filed by Bireme Limited, Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche
Filed June 3, 2011
File No. 05-83555

Schedule 13D filed Don Dongjie Yang and D.Y. Capital, Inc.
Filed June 3, 2011
File No. 05-83555

Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al.
Filed June 3, 2011
File No. 05-83555
Dear Ms. Campbell Duru:
Thank you again for taking the time to speak with us. We very much appreciate it. On behalf of Bireme Limited (the “Purchaser” and, together with Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche, the “Bidders”), we are responding to the comments contained in your letter dated June 30, 2011. For your convenience, your comments are repeated below, with the applicable response set forth immediately following each comment.
We have enclosed with this letter a copy of Amendment No. 3 to the Schedule TO-T/A, which was filed on July 1, 2011 (“Amendment No. 3”). Amendment No. 3 contains revisions designed to address certain of your comments in your letter dated June 29, 2011 and your letter dated June 30, 2011.

Schedule TO General
General
1 & 2.	We note your revised response to comment 4 in your letter dated June 29, 2011. In addition to the disclosure proposed regarding Bireme’s cash balance, please also include disclosure of the natural person’s net worth. Refer generally to Instruction 4 to Item 10 of Schedule.

Please clarify whether there is an alternative source of financing in the event the primary financing plans fall through. If there are none, revise to so state. Refer to Item 1007(b) of Regulation M-A.
In response to your comments, we will provide disclosure in the Schedule TO-T/A No. 3 as follows:
“As of June 14, 2011, Bireme, the purchaser of the Shares in the Offer, had assets solely consisting of $40,220,623 in cash, an amount sufficient to purchase all shares accepted for payment in the Offer. Bireme intends to use this cash to pay for the Shares accepted for payment in the Offer. No alternative financing for such purchase is in place given the receipt of the funds by Bireme. The aggregate assets of Bireme, Mr. Roche, Mr. Yang and Ms. Hattori-Roche significantly exceed their liabilities, by a factor of at least 3 to 1.”
The Bidders believe that they have addressed your comments and provided all necessary information with respect to financial information of the Bidders. Instruction 4 to Item 10 of Schedule TO provides that financial information of an offeror is only required to be disclosed if material. The Bidders believe that they have disclosed all of the information that is material to a shareholder’s decision on whether or not to tender. The Bidders have stated that Bireme has cash sufficient to purchase the Shares tendered in the Offer and will use this cash to purchase the Shares in the Offer up to the maximum being sought. Additionally, the Bidders have disclosed financial information of Bireme, the actual offeror that is purchasing the Shares. Finally, the Bidders have addressed your concerns about the Bidders’ assets exceeding liabilities, despite their belief that this is not required and is not material.
While perhaps now academic, the Bidders continue to believe that it is incorrect that the additional information you requested with respect to the Bidders is required in order to understand the future corporate direction of Acorn. The disclosure requirements with respect to plans and proposals is addressed by specific disclosure requirements of Schedule TO (Item 6), which the Bidders believe they have complied with.
In addition, implying that the future corporate direction of Acorn is directly correlated to the net worth of the Bidders ignores the fact that the Bidders and Acorn are separate entities. Bireme will be a shareholder. The funds required to undertake any initiative of Acorn come from Acorn’s operations, not from the shareholders, whether Bireme or any other shareholder. In addition, the Bidders believe that it is incorrect that the financial position of a shareholder is necessary to understand potential actions by the Board of Directors of Acorn in the future. Any actions taken by the Board will necessarily be governed by applicable fiduciary duties of directors and disclosure requirements of the Federal securities laws.
The Bidders also note that the market is well acquainted with Mr. Roche and Mr. Yang, as they are co-founders of Acorn, have been on the Board of Directors since its founding and have been active in the management thereof (Mr. Yang is the CEO). As a result, the Bidders would posit that the individuals are well known to the market.
Finally, under Section E.2.a of the final rule release for Regulation M-A entitled, “Final Rule: Regulation of Takeovers and Security Holder Communications,” Release No. 33-7607 (Nov. 3, 1998), the SEC provides that a significant consideration in determining whether financial statements need to be disclosed is whether the tender offer is all cash and subject to a financing condition. The Purchaser’s Offer is all cash and not conditioned on financing.
For these reasons, the Bidders respectfully decline to add further disclosure regarding financial information of the Bidders.
Other
In Amendment No. 3, the Bidders have added a condition as to delisting in order to address your previous comment on the subject. You indicated that this condition is not a material change.
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The Bidders have authorized us to advise you of their acknowledgement that:
•	they are responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect of the filings; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If we may be of further assistance, please do not hesitate to call me at (212) 878-8076.
Very truly yours,
/s/ ROBERT MASELLA
Robert Masella
cc: John A. Healy